UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ENHANCED SERVICES COMPANY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                           (Title of Class Securities)

                                  29-331C-20-1
                                 (CUSIP Number)

                               Sanford L. Schwartz
                       Creative Business Strategies, Inc.
                        5353 Manhattan Circle, Suite 201
                             Boulder, Colorado 80302
                                  303/499-6000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              September 13-26, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




CUSIP No. 29331C-20-1

1       NAME OF REPORTING PERSON
        SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Creative Business Strategies, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS
                       WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Colorado

           NUMBER OF              7       SOLE VOTING POWER
             SHARES                               34,036

          BENEFICIALLY            8       SHARED VOTING POWER
            OWNED BY                              -0-

              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING                              34,036

             PERSON               10      SHARED DISPOSITIVE POWER
              WITH                                -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       34,036

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                       [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       3.0%

14      TYPE OF REPORTING PERSON
                       CO

STATEMENT FOR SCHEDULE 13

ITEM 1. SECURITY AND ISSUER.

STATEMENT FOR SCHEDULE 13

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this Statement relates is the common stock, $.001 par value per share, of Enhanced Services Company, Inc., a Colorado corporation (the "Issuer"), whose principal executive office is located at 10700 Richmond Avenue, Suite 114, Houston, Texas 77042. All share numbers reported herein have been adjusted to reflect a one-for-five reverse split of the Issuer's common stock which was effective following the filing of the original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed by Creative Business Strategies, Inc., a Colorado corporation ("CBS"). The sole officers, directors and shareholders of CBS are Sanford Schwartz and Allen Goldstone.

        (b) The principal business address of each person or entity named above is 5353 Manhattan Circle, Suite 201, Boulder, CO 80302.

        (c) The principal business of each person or entity named above is to consult with and advise companies with respect to matters concerning, among other things, investor relations, dissemination of public reports, and communications with analysts.

        (d) No person or entity named above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (e) No person or entity named above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        CBS is the beneficial owner of 14,036 shares of the Issuer's Common Stock, all of which were acquired by CBS on the open market, or upon exercise of warrants. See Item 5, below.

        CBS also owns warrants exercisable to purchase up to 20,000 shares of the Issuer's Common Stock. See Item 4, below.


ITEM 4. PURPOSE OF TRANSACTION.

        On April 9, 1996, the Issuer and CBS entered into the Creative Business Strategies, Inc. Consulting and Warrant Compensation Agreement (the "Agreement"), pursuant to which the Issuer issued to CBS, as a consulting fee, common stock purchase warrants ("Warrants") to purchase 42,000 shares of the Issuer's common Stock at $0.05 per share, and 67,000 shares of Common Stock at $3.00 per share. The Warrants were issued on April 9, 1996, and may be exercised at any time prior to April 1, 1997. On or about April 9, 1996, the Issuer filed a Form S-8 with the Commission, registering the shares of Common Stock underlying the Warrants under the Securities Act of 1933. To date, CBS has exercised warrants for 42,000 shares of the $0.05 warrants and 47,000 shares of the $3.00 warrants.

        Under the terms of the Agreement, CBS is consulting with and advising the Issuer with respect to matters concerning: (i) investor relations; (ii) dissemination of press releases and quarterly and annual reports; (iii) communications with analysts; and (iv) potential acquisitions. The term of the Agreement began on April 1, 1996, and will continue for a period of one year unless sooner terminated as provided therein. Copies of the Agreement and form of Warrant are attached hereto as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

        Other than with respect to its consulting services set forth above, CBS has no present plan or proposal with respect to the Issuer. CBS intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, exercising its Warrants, purchasing additional shares of Common Stock or selling some or all of its shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The aggregate percentage of shares of Common Stock reported owned by CBS is based upon 1,123,174 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report (Form 10-QSB) for the quarter ended May 31, 1996, plus the shares issued to the undersigned upon exercise of Issuer warrants as described herein.

As of close of business on September 26, 1996:

        CBS owns 14,036 shares of Common Stock, and Warrants exercisable to purchase up to 20,000 shares of Common Stock, together, constituting approximately 3.0% of the shares outstanding.

        (b) CBS has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Messrs. Schwartz and Goldstone.

        (c) CBS has engaged in no transactions in the Issuer's common stock during the past sixty days except for the following transactions:

                                                                Price ($) per Share
            Date                     No. of Shares              (excl. Commissions)               Buy/Sell
            ----                     -------------              -------------------               --------

          6/26/96                          2,500                      5.125                           S
           7/2/96                          1,186                      5.61                            S
           7/2/96                         15,000                      3.00                            B*
           7/8/96                          5,000                      6.1875                          S
           7/9/96                          3,800                      5.6875                          S
           7/9/96                          3,900                      5.9375                          S
          7/11/96                          3,000                      6.145                           B
          7/12/96                          2,000                      6.15                            B
          7/23/96                          1,500                      6.175                           B
          7/26/96                            700                      5.50                            S
          7/29/96                          3,536                      5.55                            B
          7/29/96                          6,000                      5.5625                          S
           8/2/96                          1,000                      6.00                            S
           8/2/96                          2,000                      6.25                            S
           8/2/96                         10,000                      0.05                            B*
           8/8/96                          1,500                      6.25                            S
           8/9/96                          2,500                      6.375                           S
          8/12/96                          3,500                      6.5                             S
          8/19/96                         10,000                      0.05                            B*
          8/19/96                         13,500                      6.15625                         S
          8/21/96                          1,000                      6.25                            S
          8/22/96                         10,000                      3.00                            B*
          8/30/96                          3,200                      6.00                            S
          9/10/96                          7,000                      6.06                            S
          9/11/96                         10,000                      3.00                            B*
          9/11/96                         10,000                      0.05                            B*
          9/13/96                          5,000                      6.25                            S
          9/16/96                          1,500                      6.6875                          S
          9/17/96                          5,000                      6.5                             S
          9/17/96                          5,000                      6.6875                          S
          9/18/96                          1,000                      6.75                            S
          9/19/96                          1,500                      6.875                           S
          9/20/96                         12,000                      0.05                            B*
          9/20/96                         12,000                      3                               B*
          9/20/96                          2,000                      7.125                           S
          9/20/96                          1,000                      7                               S
          9/24/96                          3,900                      6.25                            S
          9/24/96                          2,500                      7.25                            S
          9/26/96                          2,000                      7.125                           S

---------------

*  Represents exercise of warrants.

        (d) No person other than CBS known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        A copy of the 1996 Consulting and Warrant Compensation Agreement between the Issuer and CBS is attached hereto as Exhibit 1, and is incorporated herein by reference. A copy of the Form of Warrants is attached hereto as Exhibit 2, and is incorporated herein by reference. Except as set forth above in this Item 6, CBS has no contract, arrangement, understanding or relationship with respect to the Common Stock of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. 1996 Consulting and Warrant Compensation Agreement between the Issuer and CBS - previously filed.

         2. Form of Warrant - previously filed.


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 30, 1996                 CREATIVE BUSINESS STRATEGIES, INC.


                                          By/s/ Sanford L. Schwartz
                                               Sanford L. Schwartz
                                               Chairman of the Board